SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: March 22, 2005		Title:	General Counsel

March 22, 2005

MAXCOM TELECOMUNICACIONES 4th QUARTER 2004 AND FULL YEAR 2004 RESULTS

•	Revenues increased 6% over 4Q03 and 4% over 3Q04

•	Full year revenues increased 8% over 2003

•	EBITDA grew 7% over 4Q03 and 16% over 3Q04

•	2004 EBITDA at Ps$187.4 million, a 70% increase over 2003

•	Lines in service increased 20% over 4Q03 and 6% over 3Q04

•	Customers grew 19% over 4Q03 and 8% over 3Q04

LINES:

The number of lines in service at the end of 4Q04 increased 20% to 164,403 lines, from 137,544 lines at the end of 4Q03, and 6% when compared to 154,968 lines in service at the end of 3Q04. Out of the total outstanding lines at the end of 4Q04, 10,220 lines, or 6%, were from Wholesale customers, which compares to 6,850 lines, or 5%, at the end of 4Q03, and 11,320 lines, or 7%, at the end of 3Q04. During September 2004 we initiated the deployment of public telephones within areas where we already have coverage. Out of the total lines in service at the end of 4Q04, 492 lines were from public telephones.

During 4Q04 line construction was higher at 29,243 lines, from 1,232 constructed lines in the same period of 2003; and more than twice when compared to 12,816 constructed lines during 3Q04. On a full year basis, line construction increased five fold from 9,367 in 2003 to 52,918 in 2004.

During 4Q04, 19,260 new lines were installed, almost twice the 9,694 lines installed during 4Q03. When compared to 3Q04, the number of installations increased 31% from 14,655 lines.

During 4Q04, the monthly churn rate was 2.0%, lower than the 2.4% monthly average churn during 4Q03. When compared to 3Q04, churn rate remained at 2.0%. Voluntary churn in 4Q04 resulted in the disconnection of 2,787 lines, a rate of 0.6%, similar to the rate registered in 3Q04 with 2,717 disconnected lines. Involuntary churn resulted in the disconnection of 6,028 lines, a rate of 1.3%, which is in line with 5,588 disconnected lines in 3Q04.

Full year churn for 2004 at 2.0% improved when compared to 2.6% in 2003. Voluntary churn during 2004 resulted in the disconnection of 10,265 lines, a rate of 0.8%, which is higher than 0.7% registered in 2003 and equivalent to 10,740 disconnected lines. Involuntary churn for 2004 resulted in the disconnection of 23,145 lines, a rate of 1.8%, which compares favorably to 29,502 disconnected lines, or 1.9%, during 2003.

CUSTOMERS:

Total customers grew 19% to 120,562 at the end of 4Q04, from 101,137 at the end of 4Q03, and 8% when compared to 111,444 customers at the end of 3Q04.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 16% from 4Q03 and 7% from 3Q04; (ii) in Puebla customers grew 18% from 4Q03 and 7% from 3Q04; and, (iii) in Queretaro, the number of customers increased 106% from 4Q03 and 35% from 3Q04.

The change in the number of customers by category was the following: (i) business customers increased by 5% from 4Q03 and 2% from 3Q04; and, (ii) residential customers increased by 20% from 4Q03 and 8% from 3Q04.

REVENUES:

Revenues for 4Q04 increased 6% to Ps$236.1 million, from Ps$223.7 million reported in 4Q03. Voice revenues for 4Q04 increased 15% to Ps$190.3 million, from Ps$165.2 million during 4Q03, driven by an 18% increase in voice lines together with a 1% increase in ARPU. Data revenues for 4Q04 were Ps$10.3 million and contributed with 4% of total revenues. Data revenues in 4Q03 were Ps$31.1 million when we recognized non-recurring revenues of Ps$24.6 from one single customer (See “Maxcom Telecomunicaciones 4th quarter 2003 and full

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March 22, 2005

year 2003 results” released on April 16, 2004). Wholesale revenues for 4Q04 were Ps$35.6 million, a 30% increase from Ps$27.4 million in 4Q03.

Revenues for 4Q04 increased 4% to Ps$236.1 million, from Ps$226.9 million in 3Q04. Voice revenues for 4Q04 increased 3% to Ps$190.3 million, from Ps$184.3 million during 3Q04. Data revenues in 4Q04 decreased 12% to Ps$10.3 million, from Ps$11.7 million during 3Q04. During 4Q04, revenues from Wholesale customers increased 15% to Ps$35.6 million, from Ps$30.9 million in 3Q04.

On a full year basis, Revenues increased 8% to Ps$868.2 million, from Ps$805.4 million in 2003. Voice revenues for 2004 increased to Ps$715.5 million, from Ps$668.9 million in 2003. Data revenues for 2004 decreased 11% to Ps$41.8 million, from Ps$47.1 million in 2003. During 2004 revenues from Wholesale customers increased 24% to Ps$110.9 million, from Ps$89.4 million in 2003.

COST OF NETWORK OPERATION:

Cost of Network Operation in 4Q04 was Ps$78.1 million, a 2% decrease when compared to Ps$79.9 million in 4Q03. Over the same period, outbound traffic grew 18%, showing an improvement on a cost per minute basis. The Ps$1.8 million decrease in Cost of Network Operation was generated by: (i) Ps$4.1 million, or 8%, increase in network operating services, mainly driven by Ps$4.1 million higher calling party pays interconnection charges; Ps$1.2 million higher cost of circuits; and, Ps$0.6 million higher AsistelMax, lease of ports and other services cost, which were partially offset by Ps$1.8 million lower long distance interconnection; (ii) Ps$1.9 million higher Technical expenses, basically as a result of Ps$1.3 million higher maintenance expenses; (iii) Ps$6.4 million decrease related to the sale of telecommunications equipment to one single customer under a lease of capacity agreement (see “Maxcom Telecomunicaciones 4th Quarter 2003 and full year 2003 results” released on April 16, 2004); and, (iv) Ps$1.4 million, or 29%, decrease in installation expenses and cost of disconnected lines.

Cost of Network Operation decreased 4% quarter-over-quarter when compared to Ps$81.2 million in 3Q04. Network operating services decreased Ps$3.3 million, or 6%, mainly driven by (i) Ps$3.6 million lower long distance reselling cost as a result of better routing of long distance traffic; (ii) Ps$0.8 million lower leases of circuits and ports; (iii) Ps$0.1 lower AsistelMax and other services cost, which were partially offset by Ps$1.2 million higher calling party pays charges as a result of increased traffic. Technical expenses remained at Ps$20.9 million, and installation expenses and cost of disconnected lines increased 81% to Ps$3.6 million, basically as a result of a higher number of lines with billed installation charges. On a traffic-related cost basis, the cost per minute improved as outbound traffic increased 4%.

On a full year basis, the Cost of Network Operation increased 6% over 2003 when compared to Ps$306.4 million in 2004. While network operating services increased Ps$15.2 million, or 8%, and installation expenses and cost of disconnected lines decreased Ps$15.2 million, or 57%, technical expenses increased Ps$17.0 million, or 27%. On cost per minute basis, there was an improvement when compared to the previous year, as outbound traffic grew 17% while the Cost of Network Operation increased 6%.

Gross margin at 67% in 4Q04 showed an improvement from 64% reported in 4Q03 and 64% reported in 3Q04.

Full year gross margin improved to 65% from 64% in 2003.

SG&A:

SG&A expenses were Ps$103.5 million in 4Q04, an 11% increase from Ps$92.8 million in 4Q03. The increase was mainly driven by: (i) higher sales commissions of Ps$4.6 million; (ii) higher general and insurance expenses of Ps$4.3 million; (iii) higher advertising of Ps$3.5; (iv) higher bad debt reserve of Ps$3.8 million; and, (v) higher consulting fees of Ps$0.5 million. Higher expenses were partially offset by: (i) lower salaries, wages and benefits of Ps$3.6 million; and, (ii) lower leases and maintenance expenses of Ps$2.3 million.

SG&A expenses in 4Q04 increased 5%, from Ps$98.5 million in 3Q04. This variation was mainly driven by: (i) higher consulting fees of Ps$2.0 million; (ii) higher general and insurance expenses of Ps$2.1 million; (iii) higher sales commissions of Ps$1.9 million; and, (iv) higher leases and maintenance of Ps$0.4 million. Higher expenses were partially offset by: (i) lower bad debt reserve of Ps$0.9 million; (ii) lower salaries, wages and benefits of Ps$0.3 million; and, (iii) lower advertising expenses of Ps$0.2 million.

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March 22, 2005

On a full year basis, SG&A expenses in 2004 decreased 8%, from Ps$405.5 million in 2003. This variation was mainly driven by: (i) restructuring cost in 2003 of Ps$28.9 million; (ii) lower bad debt reserve of Ps$12.9 million; (iii) lower external advisors fees of Ps$2.4 million; (iv) lower salaries, wages and benefits of Ps$2.2 million; and, (v) lower leases and maintenance Ps$1.9 million. Lower expenses were partially offset by: (i) higher advertising of Ps$10.1 million; (ii) higher general, administrative expenses and insurance costs of Ps$4.3 million; and, (iii) higher external sales commissions of Ps$2.8 million.

EBITDA:

EBITDA for 4Q04 increased 7% to Ps$54.6 million, from Ps$51.0 million reported in 4Q03. When compared to 3Q04, EBITDA grew 16% from Ps$47.1 million.

Full year EBITDA for 2004 improved 70% to Ps$187.4 million, from Ps$110.5 million in 2003.

EBITDA margin of 23% remained at the same level of 4Q03, but showed an improvement from 21% in 3Q04.

This is the 7th consecutive quarter that Maxcom reports positive EBITDA. On a full year basis, EBITDA margin improved to 22% in 2004 from 14% in 2003.

CAPITAL EXPENDITURES:

Capital Expenditures for 4Q04 were Ps$139.8 million, four times the Ps$27.4 million reported in 4Q03, and a 33% increase when compared to Ps$104.9 million in 3Q04.

Full year Capital Expenditures for 2004 were Ps$329.0 million, 167% higher when compared to Ps$123.0 million in 2003.

CASH POSITION:

Maxcom’s cash position at the end of 4Q04 was Ps$65.7 million in Cash and Cash Equivalents, including Ps$5.5 million of restricted cash in connection with a banking financing obtained in 2004, compared to Ps$43.9 million at the end of 4Q03. Cash and Cash Equivalents at the end of 3Q04 were Ps$42.3 million.

CAPITALIZATION AND LOCAL FINANCING:

On October 6, 2004, Maxcom announced the expiration of the exchange offer for its Senior Notes due 2007. The exchange offer closed on October 8, 2004. With the completion of this transaction, Maxcom’s indebtedness was substantially reduced by 71% to $52,825,668 from $179,213,590. The Company also significantly improved its debt profile by extending its maturity dates.

The improved capital structure allowed Maxcom to access funds in the local markets and in local currency with the closing of its first bank facility in November 2004. Currently, Maxcom is actively working with several local banks to increase the availability of resources to fund its capital expenditures.

RECENT ACCOUNTING PRONOUNCEMENTS:

The provisions of Statement C-15 “Impairment of the Value of Long-Lived Assets and their disposal” (“Bulletin C-15”), issued by the Mexican Institute of Public Accountants (“MIPA”), went into effect on January 1, 2004. Bulletin C-15 establishes general criteria for the identification and, if applicable, recognition of losses from impairment or decrease of value of long-lived tangible and intangible assets, including goodwill. We performed a preliminary valuation to determine the fair value of our long-lived assets at January 31, 2004 upon adoption of Bulletin C-15. The result of the preliminary valuation was that a Ps$56.9 million impairment loss was recorded in the Income Statement on January 1, 2004. The preliminary valuation identified our point-to-point and point-to-multipoint microwave concessions (which expire in 2018) as our most representative asset based on our strategy in place during January 2004, and therefore the financial projections used for the valuation were limited to a 15 year period.

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March 22, 2005

A final valuation to determine the fair value of our long-lived assets at January 31, 2004 was performed in 4Q04 based on our strategy in place at the end of the year. The final valuation identified our National Telephony Concession (which expires in 2027) as our most representative asset. The National Telephony Concession had no cost and thus a zero book value as disclosed in the notes to our consolidated financial statements. The life of the Telephony Concession was utilized as the period over which to include financial projections to determine the fair value of our long-lived assets, resulting in no impairment of our long-lived assets; and, therefore, the impairment loss of Ps$56.9 million recorded in January 2004 was reversed in 4Q04.

The tables on pages 9 and 10 show our 2004 consolidated financial statements for 1Q04, 2Q04 and 3Q04 as reported and table on page 11 shows selected balance sheet items for the same periods on a proforma basis to exclude the effect the impairment recorded in 1Q04.

# # #

Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.

For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 5147 1125	(917) 375-1984
investor.relations@maxcom.com	ldomville@nyc.rr.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward- looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

(Tables and Financial Statements to follow)

4/11

March 22, 2005

LINES	4Q03	3Q04	4Q04	vs. 4Q03	vs. 3Q04

Business Lines	24,305	27,421	28,249	16%	3%
Residential Lines	106,389	116,227	125,934	18%	8%
Public Telephony	—	—	492	N/A	N/A
Total Voice Lines	130,694	143,648	154,675	18%	8%
Wholesale	6,850	11,320	10,220	49%	-10%

Total	137,544	154,968	164,895	20%	6%

CUSTOMERS	4Q03	3Q04	4Q04	vs. 4Q03	vs. 3Q04

Business	3,734	3,846	3,925	5%	2%
Residential	97,403	107,598	116,637	20%	8%
Total	101,137	111,444	120,562	19%	8%
Mexico	46,536	50,562	54,069	16%	7%
Puebla	52,121	57,102	61,383	18%	7%
Queretaro	2,480	3,780	5,110	106%	35%

TRAFFIC	4Q03				3Q04				4Q04

Million Minutes	Oct	Nov	Dec	Total	Jul	Aug	Sep	Total	Oct	Nov	Dec	Total

Inbound	71.2	66.6	63.4	201.2	69.3	72.0	68.5	209.8	72.4	69.8	66.7	208.9
Outbound	215.2	156.5	126.0	497.8	183.6	206.2	179.2	569.0	209.6	203.2	176.5	589.2

Outbound Local	96%	96%	95%	96%	96%	96%	96%	96%	96%	96%	96%	96%
Outbound LD	4%	4%	5%	4%	4%	4%	4%	4%	4%	4%	4%	4%

Arpu US$	4Q03	3Q04	4Q04	vs. 4Q03	vs. 3Q04	FY03	FY04	vs. FY03

Business
Montly Charges	$23.81	$21.40	$21.85	-8%	2%	$24.52	$21.05	-14%
Usage	$48.16	$53.14	$49.22	2%	-7%	$52.13	$50.97	-2%

Subtotal	$71.97	$74.54	$71.06	-1%	-5%	$76.65	$72.02	-6%
Non-recurring	$2.35	$4.30	$2.93	25%	-32%	$2.97	$3.28	10%

Total Business	$74.32	$78.83	$74.00	0%	-6%	$79.61	$75.29	-5%

Residential
Montly Charges	$17.25	$16.29	$15.50	-10%	-5%	$16.91	$16.19	-4%
Usage	$12.36	$12.84	$12.30	0%	-4%	$12.34	$12.51	1%

Subtotal	$29.60	$29.12	$27.80	-6%	-5%	$29.26	$28.69	-2%
Non-recurring	$0.17	$2.02	$2.63	1423%	30%	$1.23	$1.88	52%

Total Residential	$29.78	$31.14	$30.43	2%	-2%	$30.49	$30.57	0%

Company
Montly Charges	$18.49	$17.27	$16.65	-10%	-4%	$18.31	$17.10	-7%
Usage	$19.17	$20.59	$19.46	2%	-5%	$19.67	$19.88	1%

Subtotal	$37.66	$37.86	$36.11	-4%	-5%	$37.98	$36.97	-3%
Non-recurring	$0.59	$2.46	$2.68	356%	9%	$1.55	$2.14	38%

Total Company	$38.25	$40.31	$38.79	1%	-4%	$39.54	$39.12	-1%

Note: Total Company ARPU includes Public Telephony revenues and lines.

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March 22, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED BALANCE SHEET

(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2004 and thousands of US Dollars “$”)

	December 31, 2003			September 30, 2004			December 31, 2004
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	43,903	$3,897	Ps	42,317	$3,757	Ps	60,183	$5,343
Restricted Cash		—	—		—	—		5,555	493

		43,903	3,897		42,317	3,757		65,738	5,836

Accounts receivable:
Customers, net of allowance		122,732	10,895		144,692	12,845		116,825	10,371
Value added tax refundable		—	—		—	—		2,597	231
Other sundry debtors		10,263	911		22,785	2,023		29,539	2,622

		132,995	11,806		167,477	14,868		148,961	13,224

Inventory		19,409	1,723		16,263	1,444		11,311	1,004
Prepaid expenses		56,446	5,011		62,697	5,566		66,963	5,944

Total current assets		252,753	22,437		288,754	25,635		292,973	26,008

Restricted Cash Long Term		—	—		—	—		12,682	1,126

Frecuency rights, Net		101,269	8,990		96,025	8,524		94,277	8,369
Telephone network systems & Equipment, Net		1,617,231	143,566		1,605,999	142,567		1,726,299	153,247
Preoperating expenses, Net		188,950	16,774		157,542	13,985		153,492	13,626
Intangible Assets, Net		411,156	36,499		353,108	31,346		366,128	32,502
Other assets		29,620	2,629		22,809	2,025		20,915	1,857

Total assets	Ps	2,600,979	$230,895	Ps	2,524,237	$224,082	Ps	2,666,766	$236,735

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	4,951	$440	Ps	9,726	$863	Ps	8,509	$755
Accrued expenses and other accounts payable		131,764	11,697		198,734	17,642		226,380	20,096
Bank Financing		—	—		73,634	6,537		145,591	12,924
Customers deposits		2,242	199		1,985	176		2,590	230
Payroll and other taxes payable		60,855	5,402		50,204	4,457		46,926	4,166

Total current liabilities		199,812	17,738		334,283	29,675		429,996	38,171

LONG-TERM LIABILITIES:
Senior notes, net		2,115,908	187,834		2,078,471	184,510		593,441	52,681
Bank Financing		—	—		—	—		27,785	2,467
Notes payable		13,690	1,215		13,152	1,168		31,187	2,769

Total liabilities	Ps	2,329,410	$206,787	Ps	2,425,906	$215,353	Ps	1,082,409	$96,088

SHAREHOLDERS’ EQUITY
Capital stock		1,843,571	163,658		1,843,582	163,659		2,420,295	214,855
Additional paid-in capital		1,544	137		1,544	137		866,612	76,931
Accumulated deficit		(1,187,303)	(105,399)		(1,573,547)	(139,687)		(1,573,546)	(139,687)
Net loss for the period		(386,243)	(34,288)		(173,248)	(15,380)		(129,004)	(11,452)

Total shareholders’ equity (deficit)	Ps	271,569	$24,108	Ps	98,331	$8,729	Ps	1,584,357	$140,647

	Ps	2,600,979	$230,895	Ps	2,524,237	$224,082	Ps	2,666,766	$236,735

NOTES TO FINANCIAL STATEMENTS:

Financial statements are reported in period-end pesos as of December 31, 2004 to adjust for the inter-period effect of inflation.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2648 per US$1.00.

6/11

March 22, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR 2003 AND 2004 QUARTERLY PERIODS

(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2004 and thousands of US Dollars “$”)

	October 1 to				July 1 to				October 1 to
	December 31, 2003				September 30, 2004				December 31, 2004
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		165,230	14,668	74%		184,265	16,358	81%		190,281	16,892	81%
Data		31,101	2,761	14%		11,656	1,035	5%		10,250	910	4%
Wholesale		27,375	2,430	12%		30,933	2,746	14%		35,585	3,159	15%

TOTAL REVENUES	Ps	223,706	$19,859	100%	Ps	226,854	$20,139	100%	Ps	236,116	$20,961	100%

Network operating services		49,449	4,390	22%		56,908	5,052	25%		53,584	4,757	23%
Technical expenses		19,018	1,688	9%		20,927	1,858	9%		20,909	1,856	9%
Installation expenses		11,438	1,015	5%		3,390	301	1%		3,568	317	2%

Cost of Network Operation		79,905	7,093	36%		81,225	7,211	36%		78,061	6,930	33%

GROSS PROFIT		143,801	12,766	64%		145,629	12,928	64%		158,055	14,031	67%

SG&A		92,829	8,241	41%		98,512	8,745	43%		103,498	9,188	44%

EBITDA		50,972	4,525	23%		47,117	4,183	21%		54,557	4,843	23%

Depreciation and amortization		58,390	5,183			72,779	6,461			84,280	7,482

Operating Loss		(7,418)	(658)			(25,662)	(2,278)			(29,723)	(2,639)

Comprehensive (Income) Cost of Financing:

*Interest expense		5,242	465			5,026	446			12,581	1,117
**Interest income		1,340	119			4,769	423			2,232	198
Exchange (income) loss, net		60,870	5,404			(2,136)	(189)			(26,980)	(2,396)
Gain on net monetary position		(36,354)	(3,227)			(39,156)	(3,476)			(19,241)	(1,708)

		31,098	2,761			(31,501)	(2,796)			(31,408)	(2,789)

Other income (Expense)		(522)	(46)			(170)	(15)			989	88

INCOME (LOSS) BEFORE TAXES		(37,994)	(3,373)			6,009	533			696	62

Provisions for:
Asset Tax		6,114	543			8,859	786			11,531	1,024
Income Tax & Profit Sharing		82	7			(206)	(18)			261	23

Total Provisions		6,196	550			8,653	768			11,792	1,047

NET INCOME (LOSS)	Ps	(44,190)	$(3,923)		Ps	(2,644)	$(235)		Ps	(11,096)	$(985)

NOTES TO FINANCIAL STATEMENTS:

* Interest related to Senior Notes and Vendor Financing

** Interest Income net of bank commissions

Financial statements are reported in period-end pesos as of December 31, 2004 to adjust for the inter-period effect of inflation.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2648 per US$1.00.

7/11

March 22, 2005

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR 2003 AND 2004 PERIODS

(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2004 and thousands of US Dollars “$”)

	January 1 to				January 1 to
	December 31, 2003				December 31, 2004
	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		668,930	59,382	83%		715,548	63,521	82%
Data		47,063	4,178	6%		41,787	3,710	5%
Wholesale		89,378	7,934	11%		110,879	9,843	13%

TOTAL REVENUES	Ps	805,371	$71,494	100%	Ps	868,214	$77,074	100%

Network operating services		199,111	17,676	25%		214,305	19,024	25%
Technical expenses		63,784	5,662	8%		80,830	7,175	9%
Installation expenses		26,448	2,348	3%		11,260	1,000	1%

Cost of Network Operation		289,343	25,686	36%		306,395	27,199	35%

GROSS PROFIT		516,028	45,808	64%		561,819	49,875	65%

SG&A		405,504	35,997	50%		374,393	33,236	43%

EBITDA		110,524	9,811	14%		187,426	16,639	22%

Depreciation and amortization		353,626	31,392			334,884	29,728

Operating Loss		(243,102)	(21,581)			(147,458)	(13,089)

Comprehensive (Income) Cost of Financing:

*Interest expense		23,435	2,080			27,982	2,484
**Interest income		3,962	352			9,501	843
Exchange (income) loss, net		182,117	16,167			1,404	126
Gain on net monetary position		(80,111)	(7,112)			(86,168)	(7,649)

		129,403	11,487			(47,281)	(4,196)

Other income (Expense)		157	14			792	70

INCOME (LOSS) BEFORE TAXES		(372,662)	(33,082)			(100,969)	(8,963)

Provisions for:
Asset Tax		12,944	1,149			26,937	2,391
Income Tax & Profit Sharing		637	57			1,098	97

Total Provisions		13,581	1,206			28,035	2,488

NET INCOME (LOSS)	Ps	(386,243)	$(34,288)		Ps	(129,004)	$(11,451)

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions

Financial statements are reported in period-end pesos as of December 31, 2004 to adjust for the inter-period effect of inflation.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2648 per US$1.00.

8/11

March 22, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED BALANCE SHEET

(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2004 and thousands of US Dollars “$”)

	March 31, 2004			June 30, 2004			September 30, 2004
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	52,534	$4,663	Ps	40,794	$3,621	Ps	42,317	$3,757

		52,534	4,663		40,794	3,621		42,317	3,757

Accounts receivable:
Customers, net of allowance		138,237	12,271		141,058	12,522		144,692	12,845
Other sundry debtors		14,630	1,299		18,801	1,669		22,785	2,023

		152,867	13,570		159,859	14,191		167,477	14,868

Inventory		18,731	1,663		17,277	1,534		16,263	1,444
Prepaid expenses		63,358	5,624		64,813	5,754		62,697	5,566

Total current assets		287,490	25,520		282,743	25,100		288,754	25,635

Frecuency rights, Net		99,521	8,835		97,773	8,680		96,025	8,524
Telephone network systems & Equipment, Net		1,523,334	135,230		1,542,955	136,971		1,605,999	142,567
Preoperating expenses, Net		179,861	15,967		166,300	14,763		157,542	13,985
Intangible Assets, Net		392,472	34,841		364,138	32,325		353,108	31,346
Other assets		27,322	2,425		26,777	2,377		22,809	2,025

Total assets	Ps	2,510,000	$222,818	Ps	2,480,686	$220,216	Ps	2,524,237	$224,082

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	9,687	$860	Ps	4,948	$439	Ps	9,726	$863
Accrued expenses and other accounts payable		155,782	13,829		170,962	15,177		198,734	17,642
Bank Financing		—	—		23,092	2,050		73,634	6,537
Customers deposits		2,184	194		2,232	198		1,985	176
Payroll and other taxes payable		56,292	4,997		54,124	4,805		50,204	4,457

Total current liabilities		223,945	19,880		255,358	22,669		334,283	29,675

LONG-TERM LIABILITIES:
Senior notes, net		2,069,801	183,741		2,114,886	187,743		2,078,471	184,510
Bank Financing		—	—		—	—		—	—
Notes payable		14,886	1,321		9,466	840		13,152	1,168

Total liabilities	Ps	2,308,632	$204,942	Ps	2,379,710	$211,252	Ps	2,425,906	$215,353

SHAREHOLDERS’ EQUITY
Capital stock		1,843,571	163,658		1,843,583	163,659		1,843,582	163,659
Additional paid-in capital		1,544	137		1,544	137		1,544	137
Accumulated deficit		(1,573,546)	(139,687)		(1,573,546)	(139,687)		(1,573,547)	(139,687)
Net loss for the period		(70,201)	(6,232)		(170,605)	(15,145)		(173,248)	(15,380)

Total shareholders’ equity (deficit)	Ps	201,368	$17,876	Ps	100,976	$8,964	Ps	98,331	$8,729

	Ps	2,510,000	$222,818	Ps	2,480,686	$220,216	Ps	2,524,237	$224,082

NOTES TO FINANCIAL STATEMENTS:

Financial statements are reported in period-end pesos as of December 31, 2004 to adjust for the inter-period effect of inflation, restatement factor used to update March, June and September were 1.0364, 1.0350 and 1.0172 respectively.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2648 per US$1.00.

9/11

March 22, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR 2004 QUARTERLY PERIODS

(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2004 and thousands of US Dollars “$”)

	January 1 to				April 1 to				July 1 to
	March 31, 2004				June 30, 2004				September 30, 2004
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		164,156	14,572	84%		176,846	15,699	84%		184,265	16,358	81%
Data		10,912	969	6%		8,970	796	4%		11,656	1,035	5%
Wholesale		19,101	1,696	10%		25,260	2,242	12%		30,933	2,746	14%

TOTAL REVENUES	Ps	194,169	$17,237	100%	Ps	211,076	$18,737	100%	Ps	226,854	$20,139	100%

Network operating services		49,154	4,364	25%		54,659	4,852	26%		56,908	5,052	25%
Technical expenses		18,977	1,685	10%		20,017	1,777	9%		20,927	1,858	9%
Installation expenses		2,354	209	1%		1,948	173	1%		3,390	301	1%

Cost of Network Operation		70,485	6,258	36%		76,624	6,802	36%		81,225	7,211	36%

GROSS PROFIT		123,684	10,979	64%		134,452	11,935	64%		145,629	12,928	64%

SG&A		82,156	7,293	42%		90,227	8,010	43%		98,512	8,745	43%

EBITDA		41,528	3,686	21%		44,225	3,925	21%		47,117	4,183	21%

Depreciation and amortization		88,650	7,870			84,937	7,540			72,779	6,461

Operating Loss		(47,122)	(4,184)			(40,712)	(3,615)			(25,662)	(2,278)

Comprehensive (Income) Cost of Financing:

*Interest expense		5,053	449			5,326	473			5,026	446
**Interest income		1,244	110			1,256	111			4,769	423
Exchange (income) loss, net		(16,358)	(1,453)			46,879	4,161			(2,136)	(189)
Gain on net monetary position		(29,402)	(2,610)			1,631	145			(39,156)	(3,476)

		(39,463)	(3,504)			55,092	4,890			(31,501)	(2,796)

Other income (Expense)		(199)	(18)			172	15			(170)	(15)

INCOME (LOSS) BEFORE TAXES		(7,460)	(662)			(95,976)	(8,520)			6,009	533

Provisions for:
Asset Tax		3,283	291			3,264	290			8,859	786
Income Tax & Profit Sharing		481	43			562	50			(206)	(18)

Total Provisions		3,764	334			3,826	340			8,653	768

Impairment loss		(58,977)	(5,235)			(602)	(53)			—	—

NET INCOME (LOSS)	Ps	(70,201)	$(6,232)		Ps	(100,404)	$(8,913)		Ps	(2,644)	$(235)

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions

Financial statements are reported in period-end pesos as of December 31, 2004 to adjust for the inter-period effect of inflation, restatement factor used to update March, June and September were 1.0364, 1.0350 and 1.0172 respectively.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2648 per US$1.00.

10/11

March 22, 2005

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

SELECTED BALANCE SHEET ITEMS

(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2004 and thousands of US Dollars “$”)

AS REPORTED

	March 31, 2004			June 30, 2004			September 30, 2004
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
Frecuency rights, Net		99,521	8,835		97,773	8,680		96,025	8,524
Telephone network systems & Equipment, Net		1,523,334	135,230		1,542,955	136,971		1,605,999	142,567
Preoperating expenses, Net		179,861	15,967		166,300	14,763		157,542	13,985
Intangible Assets, Net		392,472	34,841		364,138	32,325		353,108	31,346
Other assets		27,322	2,425		26,777	2,377		22,809	2,025

SHAREHOLDERS’ EQUITY
Capital stock		1,843,571	163,658		1,843,583	163,659		1,843,582	163,659
Additional paid-in capital		1,544	137		1,544	137		1,544	137
Accumulated deficit		(1,573,546)	(139,687)		(1,573,546)	(139,687)		(1,573,547)	(139,687)
Net loss for the period		(70,201)	(6,232)		(170,605)	(15,145)		(173,248)	(15,380)

Total shareholders’ equity (deficit)	Ps	201,368	$17,876	Ps	100,976	$8,964	Ps	98,331	$8,729

PROFORMA BASIS

	March 31, 2004			June 30, 2004			September 30, 2004
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
Frecuency rights, Net		99,521	8,835		97,773	8,680		96,025	8,524
Telephone network systems & Equipment, Net		1,582,293	140,464		1,584,158	140,628		1,646,349	146,149
Preoperating expenses, Net		179,866	15,967		171,155	15,194		162,271	14,405
Intangible Assets, Net		392,484	34,842		374,821	33,274		363,370	32,257
Other assets		27,323	2,425		26,777	2,377		22,809	2,025

SHAREHOLDERS’ EQUITY
Capital stock		1,843,571	163,658		1,843,583	163,659		1,843,582	163,659
Additional paid-in capital		1,544	137		1,544	137		1,544	137
Accumulated deficit		(1,573,546)	(139,687)		(1,573,546)	(139,687)		(1,573,546)	(139,687)
Net loss for the period		(11,224)	(996)		(113,864)	(10,108)		(117,908)	(10,467)

Total shareholders’ equity (deficit)	Ps	260,345	$23,112	Ps	157,717	$14,001	Ps	153,672	$13,642

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions

Financial statements are reported in period-end pesos as of December 31, 2004 to adjust for the inter-period effect of inflation, restatement factor used to update March, June and September were 1.0364, 1.0350 and 1.0172 respectively.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2648 per US$1.00.

11/11